SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2.

(Amendment No. _)*

EXCO Resources, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

269279402
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,291,850 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,291,850 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,291,850 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON CO

(1) Includes preferred stock convertible into 3,947,368 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 3,947,368 shares from the potential conversion of the preferred stock for a total of 108,443,852 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,291,850 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,291,850 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,291,850 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes preferred stock convertible into 3,947,368 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 3,947,368 shares from the potential conversion of the preferred stock for a total of 108,443,852 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS GCP Managing Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,947,368 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,947,368 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,947,368 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6% (2)
12	TYPE OF REPORTING PERSON PN

(1) Includes preferred stock convertible into 3,947,368 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 3,947,368 shares from the potential conversion of the preferred stock for a total of 108,443,852 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS GCP Managing Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS GCP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS GCP 2000, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Robert F. Greenhill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Scott L. Bok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Robert H. Niehaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,344,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,344,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,344,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,031,579 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,031,579 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,031,579 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (2)
12	TYPE OF REPORTING PERSON PN

(1) Includes preferred stock convertible into 2,031,579 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 2,031,579 shares from the potential conversion of the preferred stock for a total of 106,528,063 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,450,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,450,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,018
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS GCP Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,003,505 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,003,505 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,505 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (2)
12	TYPE OF REPORTING PERSON CO

(1) Includes preferred stock convertible into 796,316 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 796,316 shares from the potential conversion of the preferred stock for a total of 105,292,800 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Employees) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 979,474 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 979,474 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,474 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (2)
12	TYPE OF REPORTING PERSON PN

(1) Includes preferred stock convertible into 979,474 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 979,474 shares from the potential conversion of the preferred stock for a total of 105,475,958 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 796,316 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 796,316 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,316 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (2)
12	TYPE OF REPORTING PERSON PN

(1) Includes preferred stock convertible into 796,316 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 796,316 shares from the potential conversion of the preferred stock for a total of 105,292,800 shares outstanding.

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 458,415
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 458,415
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Executives), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 228,860
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 228,860
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 207,189
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 207,189
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,189
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 269279402	13G

1	NAME OF REPORTING PERSONS Greenhill Capital Partners (Executives) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1) Includes preferred stock convertible into 140,000 shares.

(2) Based on 104,496,484 shares of outstanding common stock and including the 140,000 shares from the potential conversion of the preferred stock for a total of 104,636,484 shares outstanding.

Item 1(a). Name of Issuer:

EXCO Resources, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

12377 Merit Drive, Suite 1700, Dallas, Texas 75251

Item 2(a). Name of Person Filing:

This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Greenhill & Co., Inc.

Greenhill Capital Partners, LLC

GCP Managing Partner II, L.P.

GCP Managing Partner, L.P.

GCP, L.P.

GCP 2000, LLC

Robert F. Greenhill

Scott L. Bok

Robert H. Niehaus

Greenhill Capital Partners II, L.P.

Greenhill Capital Partners, L.P.

GCP Cayman, Ltd.

Greenhill Capital Partners (Employees) II, L.P.

Greenhill Capital Partners (Cayman) II, L.P.

Greenhill Capital, L.P.

Greenhill Capital Partners (Executives), L.P.

Greenhill Capital Partners (Cayman), L.P.

Greenhill Capital Partners (Executives) II, L.P.

The filing persons are filing this Schedule 13G jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principle business office of all filing persons identified in this Schedule 13G is:

300 Park Avenue, New York, NY 10022.

Item 2(c). Citizenship:

See item 4 on Cover Pages to this Schedule 13G.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number:

269279402

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a) Amount beneficially owned:

Greenhill Capital Partners, LLC, whose sole member is Greenhill & Co., Inc., is the general partner of GCP Managing Partner, L.P. and GCP Managing Partner II, L.P.  Greenhill Capital Partners, LLC and Greenhill & Co., Inc. may each be deemed to indirectly beneficially own 6,291,850 shares of Common Stock by virtue of its relationship with the record owners of Common Stock and record owners of preferred stock convertible into shares of Common Stock as described herein.

GCP 2000, LLC is the general partner of GCP, L.P.  GCP 2000, LLC is in turn controlled by its Senior Members, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus.  Each of these entities and persons may be deemed to indirectly beneficially own 2,344,482 shares of Common Stock by virtue of its or his relationship with the record owners of Common Stock as described herein.

GCP Managing Partner, L.P. and GCP, L.P. are general partners of the following entities:  Greenhill Capital Partners, L.P., which is the record owner of 1,450,018 shares of Common Stock, Greenhill Capital, L.P., which is the record owner of 458,415 shares of Common Stock and Greenhill Capital Partners (Executives), L.P., which is the record owner of 228,860 shares of Common Stock.

GCP Managing Partner, L.P., GCP, L.P. and GCP Cayman, Ltd., whose sole shareholder is Greenhill Capital Partners, LLC, are the general partners of Greenhill Capital Partners (Cayman), L.P., which is the record owner of 207,189 shares of Common Stock.

GCP Managing Partner II, L.P. is the general partner of the following entities: Greenhill Capital Partners II, L.P., which is the record owner of preferred stock convertible into 2,031,579 shares of Common Stock, Greenhill Capital Partners (Executives) II, L.P., which is the record owner of preferred stock convertible into 140,000 shares of Common Stock, and Greenhill Capital Partners (Employees) II, L.P., which is the record owner of preferred stock convertible into 979,474 shares of Common Stock.

GCP Managing Partner II, L.P. and GCP Cayman, Ltd. are general partners of Greenhill Capital Partners (Cayman) II, L.P., which is the record owner of preferred stock convertible into 796,316 shares of Common Stock.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its or his pecuniary interest therein.

(b) Percent of class(1):

Greenhill & Co., Inc.	5.8%

Greenhill Capital Partners, LLC	5.8%

GCP Managing Partner II, L.P.	3.6%

GCP Managing Partner, L.P.	2.2%

GCP, L.P.	2.2%

GCP 2000, LLC	2.2%

Robert F. Greenhill	2.2%

Scott L. Bok	2.2%

Robert H. Niehaus	2.2%

Greenhill Capital Partners II, L.P.	1.9%

Greenhill Capital Partners, L.P.	1.4%

GCP Cayman, Ltd.	1.0%

Greenhill Capital Partners (Employees) II, L.P.	0.9%

Greenhill Capital Partners (Cayman) II, L.P.	0.8%

Greenhill Capital, L.P.	0.4%

Greenhill Capital Partners (Executives), L.P.	0.2%

Greenhill Capital Partners (Cayman), L.P.	0.2%

Greenhill Capital Partners (Executives) II, L.P.	0.1%

__________
(1)
All percentages herein are based on 104,496,484 shares of Common Stock reported to be outstanding as of November 1, 2007 adjusted by the number of shares of Common Stock that each reporting person’s preferred shares may be converted into at a liquidation preference of $10,000 per preferred share and a conversion price of $19.00 per share, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2007.  See item 11 of Cover Pages to this Schedule 13G for further information.

(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote	(iii) Sole power to dispose or to direct the disposition	(iv) Shared power to dispose or to direct the disposition of
Greenhill & Co., Inc.	-0-	6,291,850	-0-	6,291,850

Greenhill Capital Partners, LLC	-0-	6,291,850	-0-	6,291,850

GCP Managing Partner II, L.P.	-0-	3,947,368	-0-	3,947,368

GCP Managing Partner, L.P.	-0-	2,344,368	-0-	2,344,368

GCP, L.P.	-0-	2,344,368	-0-	2,344,368

GCP 2000, LLC	-0-	2,344,368	-0-	2,344,368

Robert F. Greenhill	-0-	2,344,368	-0-	2,344,368

Scott L. Bok	-0-	2,344,368	-0-	2,344,368

Robert H. Niehaus	-0-	2,344,368	-0-	2,344,368

Greenhill Capital Partners II, L.P.	-0-	2,031,579	-0-	2,031,579

Greenhill Capital Partners, L.P.	-0-	1,450,018	-0-	1,450,018

GCP Cayman, Ltd.	-0-	1,003,505	-0-	1,003,505

Greenhill Capital Partners (Employees) II, L.P.	-0-	979,474	-0-	979,474

Greenhill Capital Partners (Cayman) II, L.P.	-0-	796,316	-0-	796,316

Greenhill Capital, L.P.	-0-	458,415	-0-	458,415

Greenhill Capital Partners (Executives), L.P.	-0-	228,860	-0-	228,860

Greenhill Capital Partners (Cayman), L.P.	-0-	207,189	-0-	207,189

Greenhill Capital Partners (Executives) II, L.P.	-0-	140,000	-0-	140,000

 Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

GREENHILL & CO., INC.

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GCP MANAGING PARTNER II, L.P. and GCP MANAGING PARTNER, L.P.

By:	Greenhill Capital Partners, LLC, as general partner for each of the foregoing partnerships

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GCP, L.P.

By:	GCP 2000, LLC, its general partner

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GCP 2000, LLC

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

ROBERT F. GREENHILL

/s/ Robert F. Greenhill

SCOTT L. BOK

/s/ Scott L. Bok

ROBERT H. NIEHAUS

/s/ Robert H. Niehaus

GREENHILL CAPITAL PARTNERS II, L.P. GREENHILL CAPITAL PARTNERS (EMPLOYEES) II, L.P. GREENHILL CAPITAL PARTNERS (CAYMAN) II, L.P. GREENHILL CAPITAL PARTNERS (EXECUTIVES) II, L.P.

By:	GCP Managing Partner II, L.P., as managing general partner for each of the foregoing partnerships
By:	Greenhill Capital Partners, LLC, its general partner

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GREENHILL CAPITAL PARTNERS, L.P. GREENHILL CAPITAL PARTNERS (CAYMAN), L.P. GREENHILL CAPITAL PARTNERS (EXECUTIVES), L.P. GREENHILL CAPITAL, L.P.

By:	GCP Managing Partner, L.P., as managing general partner for each of the foregoing partnerships
By:	Greenhill Capital Partners, LLC, its general partner

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary

GCP CAYMAN, LTD.

By:	Greenhill Capital Partners, LLC, its sole shareholder

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	General Counsel & Secretary